SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                          For the month of August, 2005

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________




               RYANAIR CUTS 12 FLIGHTS PER WEEK AT NEWQUAY AFTER
                CORNWALL COUNTY COUNCIL'S GBP 5 'ANTI VISITOR' TAX

Ryanair Europe's No. 1 low fares airline today (Wednesday, 31st August 2005) announced the withdrawal of 12 flights per week or 100,000 passengers per annum at Newquay airport following the decision by Cornwall County Council to impose a GBP5 surcharge on passengers and visitors to the region.

Speaking this morning, Michael Cawley, Deputy CEO of Ryanair, said:

        "Ryanair has always made it very clear to Cornwall County Council that their airport and region is part of a competitive price sensitive market that must compete with 84 other low fare destinations from London Stansted. Under the right conditions this market is capable of delivering huge economic benefits to the region and in excess of 200,000 passengers per annum.

        "Cornwall County Council's ridiculous decision to introduce a GBP 5 tax per departing passenger would result in increased revenue of GBP250,000 for the Council and a reduced income for the region of GBP 10.5M leaving Cornwall worse off to the effect of GBP10M per annum in terms of expenditure by visitors brought by Ryanair from London.

        "With this type of misguided economics is it any wonder that regional tourism in the UK is suffering. The benefits which incoming flights can deliver to regions such as Cornwall are incalculable and far exceed the derisory income, which will be derived by the Council as a result of this tax.

        "In the light of the inevitable reduction in demand, which will ensue from this increase in the cost of travel, Ryanair has decided to reduce its schedule to a daily flight and will obviously keep this under review with the possibility of further reductions in the future if demand deteriorates further".

Ends.                         Wednesday, 31st August 2005

For further information:

Peter Sherrard - Ryanair      Pauline McAlester - Murray Consultants
Tel: 00 353 1 812 1228        Tel: 00 353 1 4980 300



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  31 August 2005

                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director